Federated Municipal Closed-End Funds Extend and Amend Tender Offers for Auction Market Preferred Shares

(PITTSBURGH, Pa., December 13, 2011) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) each announced today that it has extended its tender offer to Tuesday, Dec. 20, at 5:00 p.m., EST.  Each fund’s tender offer was to expire today at 5:00 p.m. EST.  Additionally, each fund has waived the 70% participation condition in its tender offer and intends to purchase all auction market preferred shares (AMPS) tendered and not withdrawn, provided other conditions to its tender offer are met.  All other terms and conditions of each fund’s tender offer remain unchanged.  There can be no guarantee that there will be a future liquidity event for AMPS holders.

As of Dec. 13, approximately 62.5% of the outstanding AMPS in FPT have been tendered and approximately 39.1% of the outstanding AMPS in FMN have been tendered.  The investment advisor of each fund believes that it is appropriate to extend the tender offers and to waive the 70% participation condition to allow those AMPS holders who wish to tender the opportunity to do so and to enable each fund to purchase any AMPS tendered and not withdrawn.  The Board and investment advisor of each fund believe its tender offer is in the best interests of the fund and its shareholders.

Each fund is offering to purchase its outstanding AMPS at a price per share equal to 96% of the AMPS’ per share liquidation preference of $25,000 ($24,000 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.  Any questions about the tender offers can be directed to Deutsche Bank Trust Company Americas, each fund’s information agent for its offer, at toll free (800) 735-7777, Option #1.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits for their respective fund as the documents contain important information about their fund’s tender offer. The funds will also make available, without charge, the offer to purchase and the letters of transmittal.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $351.7 billion in assets as of Sept. 30, 2011.  With 134 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  For more information, visit FederatedInvestors.com.

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MEDIA:	MEDIA:
Melissa Ryan 412-288-8079	Meghan McAndrew 412-288-8103

Federated Muni Closed-End Funds Announce Condition Waiver for Tender Offers	Page 2 of 2

Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.  These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties.  As a result, neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.